Exhibit 4.2

TERMS AND CONDITIONS

of the

INTERXION HOLDING N.V.

YOURSHARE PLAN

Adopted on 21 September 2019

INTERXION HOLDING N.V. YOURSHARE PLAN – EFFECTIVE DATE: SEPTEMBER 21, 2019	1

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I.	PREAMBLE

(A)

The Interxion Group (as defined hereafter) operates in a rapidly growing industry that is highly competitive for talent. For the purposes of attracting and retaining the talent with the knowledge, skills and motivation the Interxion Group needs for its sustained performance and to offer its employees the opportunity to share in its success, the Company (as defined hereafter) wishes to operate this discretionary employee share distribution plan, whereby Shares (as defined hereafter) may be awarded to Participants (as defined hereafter) from time to time under the terms and conditions of this Plan (as defined hereafter);

(B)

This Plan has been adopted by the Board (as defined hereafter) on 21 September2019 pursuant to the recommendation to that effect from the Compensation Committee (as defined hereafter) made on 18 September 2019.

II.	GENERAL

Article 1 – Definitions

In the preamble and this Plan, the following definitions will apply unless explicitly expressed otherwise. Where the context so requires and admits, singular expressions shall include the plural and vice versa, and all references to the masculine gender shall include the feminine and vice versa. The headings in this Plan do not affect its interpretation.

Article / Articles	:	means (an) (the) article(s) set out in this Plan;

Alternative Plans	:	means any other employee equity based incentive plan operated by the Company or any Group Company, including but not limited to the Company’s 2013 Amended International Equity Based Incentive Plan and the 2017 Executive Director Long-Term Incentive Plan.

Award	:	the award of (a number of) Shares under this Plan;

Award Date	:	the date on which an Award is made to a Participant, as specified in that Participant’s Award Statement;

Award Notice	:	the notice delivered to the Eligible Employee to confirm that the Company has decided to make a Proposed Award to that Eligible Employee;

Award Statement	:	the statement providing the exact number of Shares awarded under the Award, as described in Article 6, made in accordance with this Plan;

Award Value	:	a monetary value of the shares to be awarded to an Eligible Employee;

Board	:	the board of directors of the Company (including the executive and non-executive directors) as constituted from time to time;

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Board Member	:	a member of the Board or of the board of directors of a Group Company;

Change of Control	:	a transaction or a series of transactions or the conclusion of an agreement, which alone or taken together have the effect that as a result thereof a Person or group of Persons, not currently controlling the Company, obtains, directly or indirectly, (i) more than 50% of the voting interest in the Company, a Group Company, or (ii) the ability to appoint or elect more than 50% of the Management Board of the Company, or (iii) the ability to appoint or elect more than 50% of the management board of a Group Company;

CEO	:	the chief executive officer of the Company;

Company	:	InterXion Holding N.V., having its registered seat at Scorpius 30, 2132 LR, Hoofddorp, the Netherlands, registered with the Dutch Chamber of Commerce under registration number 33301892;

Company Articles	:	the articles of association of the Company as amended from time to time;

Compensation Committee	:	the committee as constituted from time to time by the Board that, amongst others, executes certain responsibilities of the Board relating to the review and approval of the Company’s equity incentive plans and awards;

Eligible Employee	:	has the meaning given thereto in Article 4.1 and does not include Board Members;

GDPR	:	the EU General Data Protection Regulation 2016/679, as amended from time to time;

Group Company	:	each company in which the Company directly or indirectly owns at least fifty per cent of the shares or other capital interest or which is controlled by the Company, a company that itself directly or indirectly owns at least fifty percent of the shares of the Company, or any other company as resolved by the Board. The expressions “Group” and “Group Company” shall be construed and interpreted in accordance with this definition;

Holding Period	:	the period of one year, commencing on the Award Date and ending on the 1st anniversary of the Award Date;

Insider Trading Policy	:	the policy on insider trading applicable to (amongst others) Eligible Employees as adopted by the Board, as may be amended from time to time;

Interxion Group	:	the Company and its Group Companies;

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Net Settlement	:	the settlement of Shares on the Release Date as described in Article 14.2(ii);

Participant	:	An Eligible Employee to whom one or more Proposed Awards have been made and have been accepted under this Plan;

Personal Data	:	has the meaning given thereto in Article 18;

Plan	:	this InterXion Holding N.V. YourShare Plan, as adopted by the Board, as may be amended from time to time;

Proposed Award		the proposed award of (a number of) Shares under this Plan with a value equal or nearly equal to the Award Value;

Release	:	the issuance or transfer of Shares to the Securities Account, pursuant to which the Participant acquires the ownership and other rights attached to the relevant Shares, whereby “Released” shall be construed and interpreted accordingly;

Release Date	:	the date on which the Release takes place;

Securities Account	:	the securities account held by the Participant with the Share Plan Administrator for the purpose of this Plan;

Share	:	an ordinary share issued in the capital of the Company, having a nominal value of EUR 0.10 (in words: ten Euro cents) or any other nominal value such share may have in the future, as specified in the Company’s articles of association from time to time;

Share Plan Administrator	:	The share plan administrator retained by the Company to provide the administrative and operational assistance to maintain the Plan and facilitate the execution of the processes as described in the Plan;

Shareholder	:	holder of legal title to one or more Shares;

Stock Exchange	:	the regulated market operated by New York Stock Exchange LLC, in the United States of America, or, any other recognized stock exchange where Company Shares are admitted to trading;

Termination of Employment	:	the date on which (i) the employment between the Participant and the Company or a Group Company ends or (ii) if earlier, the date the Participant’s duties are suspended under any notice or garden leave provision of any employment contract entered into between the Participant and the relevant Company or Group Company.

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III.	AWARDS

Article 2 Awards

2.1

The Company at its sole discretion may from time to time make Awards to Eligible Employees subject to the terms and conditions set forth in this Plan and in the relevant Award Statement as provided to the Participant.

2.2

The Compensation Committee at its sole discretion and upon a proposal from the CEO, will determine whether the Company will make Awards for a year, and if it so determined, then such approval will set forth any terms and conditions for such Awards, including an Award Value which may be granted to all Eligible Employees for that year, as well as the maximum number of Shares to be Released under the Awards to be made for the year but (1) consistent with the terms of the Plan and (2) within the limits of the authorization of the Company’s general meeting, granted to the Board to issue Shares and to restrict or exclude pre-emption rights in respect of any issuance of Shares in relation to employee equity based incentive schemes.

2.3

The number of Shares awarded to a Participant is determined by dividing the Award Value by the closing share price on the Stock Exchange on the last trading day prior to the Award Date, rounded up to a whole number of Shares and using the foreign exchange rates applicable on the Award Date as determined at the sole discretion of the CEO.

2.5	No consideration shall be payable by the Participant for an Award.

Article 3 Discretionary powers of and interpretation by the CEO

3.1	Powers

On behalf of the Company, the Compensation Committee hereby delegates to the CEO the powers specifically enumerated to him in the Plan, including the right and the authority, at his own discretion, to:

3.1.1

determine the Eligible Employees who will receive Awards under the Plan; the Award Value such Eligible Employee will receive and to authorize any person to execute, on behalf of the Company, any instrument required to affect such Awards;

3.1.2

amend and rescind the rules and regulations of or relating to this Plan unless, with respect to any previous Awards made to a Participant and without obtaining such Participant’s consent, such action would adversely materially affect the outstanding rights or position of the relevant Participant;

3.1.3	construe and interpret this Plan, any relevant Award Statement and any other agreement or document executed pursuant to this Plan;

3.1.4	make such determinations as are deemed necessary or desirable for the proper administration of this Plan; and

3.1.5	exercise any other powers and authority delegated to him by the Compensation Committee.

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3.2	Interpretation

Subject to compliance with Article 3.1, the CEO’s interpretation and construction of any provision of this Plan or of any Proposed Award or Award made under this Plan or of any Award Statement shall be final and binding on all persons claiming an interest in any Award made under this Plan. The CEO shall not be liable for any action or determination made in good faith with respect to this Plan.

Article 4 Eligibility

4.1

Eligible Employees are individuals who 1) on the Award Date are employed by the Interxion Group for a minimum of one year; 2) have not resigned or whose employment agreement has not been terminated by the Interxion Group on or prior to the Award Date; and 3) on the Award Date do not have unvested Shares or other forms of unvested equity in the Company pursuant to an Alternative Plan. The CEO, at his sole discretion will determine which Eligible Employees will receive Awards, if any. Board Members are excluded from eligibility.

4.2

Eligible Employees to whom a Proposed Award is made may become Participants, subject to their acceptance of the Proposed Award and the terms and conditions included in this Plan and the Award Statement.

Article 5 Available Shares

5.1

Awards to be granted under this Plan shall be awarded from the pool of 5,273,371 Shares available for award under this Plan and all other Alternative Plans. Taking into account the awards made under the Alternative Plans, approximately 1,025,000 Shares are available for Awards under this Plan as from the date of adoption of this Plan. The Company shall at all times keep available sufficient authorized and unissued Shares or shall procure that sufficient Shares are available for transfer to satisfy all Awards made under this Plan and all Alternative Plans.

Article 6 Award Process

6.1

If the CEO decides to make a Proposed Award to an Eligible Employee, the Eligible Employee will receive an Award Notice, outlining the Award Value and the Eligible Employee will have the option to accept or reject the Proposed Award.

6.2

If the Eligible Employee does not opt to accept the Proposed Award prior to the deadline for acceptance and in accordance with the process as stipulated in the Award Notice, the Proposed Award will be deemed to have been rejected by the Eligible Employee and the Award will not be granted under the Plan.

6.3	If the Eligible Employee accepts the Proposed Award, the Award shall following the Award Date be evidenced by an Award Statement specifying:

(i)	That the Award is subject to the terms & conditions of the Plan;

(ii)	the Award Date;

(iii)	the Award Value;

(iv)	the Number of Shares awarded; and

(v)	the Holding Period.

Article 7 Shareholder’s Rights

7.1	With due observance of the Holding Period as mentioned in Article 9.1, the Shares entitle the Participant to all share ownership rights as from the Release Date.

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Article 8 Release of Shares

8.1

The Company shall Release the Shares to the Securities Account as soon as practicable following the Award Date and the Board shall adopt the relevant resolutions in this respect. No Shares shall be released prior to the Participant satisfying his or her tax withholding obligations under Article 14.1.

8.2

The Release is subject to the Insider Trading Policy and mandatory provisions regarding insider trading as well as any other information, guidance and/or regulations issued by the Company or relevant government or regulatory bodies applicable from time to time.

8.3	The Participant shall not be entitled to any compensation of damages insofar as such damages arise or may arise from a delayed Release under this Article 8.

Article 9 Holding Period

9.1

Unless Article 10.3 applies, the Shares shall during the Holding Period not be assignable or transferable, and cannot be sold, charged, pledged, encumbered or otherwise used for the purpose of creating security title or interest of whatever nature.

9.2

Upon termination of the Holding Period, the Participant has the option to continue to hold the Shares in the Securities Account or to transfer the Shares to a personal securities account in the name of the Participant, subject to Article 10.1.

Article 10 Termination of Employment

10.1

Upon Termination of Employment by the Participant or by the Company or any Group Company, the Participant is required to comply with the requirements of the Share Plan Administrator to open his/her personal securities account and transfer the Shares to such personal securities account in the name of the Participant within thirty (30) days after the Termination of Employment. Any costs related to the opening of a personal account are for the Participant. Shares that are still in their Holding Period will remain in the Securities Account, but must be transferred by the Participant to his or her personal securities account within thirty (30) days after the end of the Holding Period.

10.2

Termination of Employment other than for reason of death, shall not have any impact on the Holding Period, nor on any of the other applicable terms and conditions, which will all continue to remain in force and effect.

10.3

In the event of the Participant’s death during the Holding Period, the Shares held by that Participant shall no longer be subject to the Holding Period and shall be transferable to the personal securities account of the Participant’s beneficiaries in accordance with the Participant’s last will and testament or by the applicable laws of descent and distribution.

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IV. ADDITIONAL PROVISIONS AND SPECIAL CIRCUMSTANCES

Article 11 Restrictions attached to Awards

11.1

A Participant shall have no rights as a holder of Shares until the date on which such Shares are Released to the Participant. No adjustments and exceptions shall be made in connection with dividends (ordinary or extra-ordinary or whether in currency, securities, or other property), distributions or other rights accruing to holders of Shares prior to the Release Date.

11.2

Each Award Statement shall contain such other provisions as are deemed desirable by the CEO provided that any provisions which deviate from this Plan shall require the prior approval of the Compensation Committee.

Article 12 Corporate reorganization

12.1

Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other shareholder approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation), the CEO shall be allowed (but for the avoidance of doubt, not obliged) to make adjustments to the class and number of Shares to which this Plan applies, and/or any other aspect of this Plan in each case to prevent dilution or appreciation of the rights of Participants in connection with any increase or reduction of Shares which were issued without the Company receiving adequate consideration in exchange, such as (but not limited to) the payment of a dividend on the Shares, a share split, a reverse share split, a re-capitalization, a combination, or reclassification or any other similar event.

12.2

Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other approval required pursuant to the Company’s articles of association, agreements binding on the Company and applicable legislation), upon the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation, the occurrence of a similar event relating to the Company or in the event of a Change of Control or share-for-share exchange, the CEO shall have the power to cancel on a cash-out basis any or all of the outstanding accepted Proposed Awards and Awards immediately prior to such event.

12.3	Proposed Awards and Awards pursuant to this Plan shall not in any way affect the rights or power of the Company to affect any capital or corporate reorganization.

Article 13 Amendment or termination of the Plan

Subject to the prior approval of the Compensation Committee and any other shareholder approval or approval from another corporate body or other requirement pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation, the CEO may, at his discretion, unilaterally revise, amend, suspend or terminate this Plan in whole or in part including, without limitation, the adoption of any amendment deemed necessary or desirable to have the Awards comply with and be aligned to the rules and regulations imposed on the Company by the Stock Exchange and to correct any inconsistency, defect or omission in the Plan or in any Awards granted pursuant to this Plan.

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Article 14 Costs, tax and social security

14.1

Any personal taxes that result from participation in this Plan and the Award Statement or from any amendment to the terms and conditions of the Plan and the Award Statement shall be borne entirely by the Participant. Personal taxes may include, but are not limited to, levies such as wage tax, income tax, net wealth tax, capital gains tax, share transfer tax, the employee part of employee social security and social insurance including any mandatory health insurance contributions.

14.2	Subject to the provisions of the Plan, the Participant may meet his obligations under Article 14.1 as follows:

(i)

the Participant may permit the Company or the employing Group Company as the case to retain from the Participant’s net salary or variable compensation in the month the award is made, an amount equal to such liability; or

(ii)

the Participant may direct the Company to withhold from the Shares that otherwise would be Released, as provided by Article 8.1, the number of Shares having a value sufficient to cover for the full or nearly full amount required to satisfy the withholding taxes and/or employee social security levies due by the Participant (‘Net Settlement’). If the underlying amount of the Net Settlement is not sufficient to cover for the full amount of withholding taxes and/or employee social security levies due by the Participant, the remainder of this amount shall be recovered from the Participant’s net salary or variable compensation in the month the award is made, to the extent permitted by law.

14.3

For the avoidance of doubt, the provisions of Article 14.2 shall apply to a Participant’s liabilities that may arise under or in connection with the Plan and the Award, whether on the Award Date and/or Release Date of Shares, irrespective of whether in more than one jurisdiction.

14.4	Nothing contained in Article 14.3 shall permit the Company to make any extension of credit prohibited by Section 402 of the US Sarbanes Oxley Act.

Article 15 Rights in relation to the Participant’s employment relationship

15.1

This Plan does not form part of the employment agreement entered into with a Participant and the Company or the relevant Group Company and does not entitle the relevant Participant in any way to become or remain employed by the Company or such relevant Group Company. The rights and obligations arising from the employment relationship between the Participant and the Company or the relevant Group Company are separate from, and are not affected by, the Plan or any Proposed Awards and Awards made.

15.2	The grant of an Award does not create any right to, or expectation of, continued employment of the Participant by the Company or the relevant Group Company.

15.3

The rights accruing to the Participant pursuant to this Plan shall not be taken into account for the purpose of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purpose of determining any compensation that may be due to a Participant upon termination of his employment or otherwise.

15.4	This Plan shall not at any time affect the rights of the Company or a relevant Group Company to terminate such Participant’s employment with the Company or the relevant Group Company.

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15.5

Award grants made pursuant to this Plan do not create any right to, or expectation of, any further grant of an Award pursuant to this Plan or from participating in any other incentive plan operated by the Interxion Group. Any Award grants and/or application of this Plan is at the absolute discretion of the CEO and/or the Compensation Committee and shall never give rise to any acquired right(s) in the broadest sense of the word for any Participant or Eligible Employee.

Article 16 Notices

16.1

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Plan and each relevant Award Statement must be in writing, in English and will be deemed to have been delivered:

16.1.1	upon receipt, when delivered personally;

16.1.2	upon receipt, when sent by electronic transmission, provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party; or

16.1.3

five business days after deposit with an internationally recognized delivery service, in each case properly addressed to the party to receive the same at the addresses set out in each relevant Award Statement or such other addresses as communicated in the manner set out above to the other party from time to time.

Article 17 Costs

17.1

During the period that the employment relationship with the Company or a Group Company exists, the costs relating to the introduction, operation and administration of the Plan, including the issue and/or acquisition of Shares by the Company to meet its obligations under the Plan, and including for the avoidance of doubt custody fees, shall be borne by the Company and can be recharged to the Company or Group Company where the Participant provides services.

17.2	The Participant shall at all times be responsible for and bear the brokerage transaction fees and commissions due in relation to the eventual sale or transfer of Shares.

Article 18 Data Protection

18.1

In order to execute this Plan in compliance with applicable laws and regulations, it is necessary and required to process and transfer all relevant data in the context of the administration of this Plan. In this respect the Participant understands that, in the context of this Plan, his employer, the Company and its subsidiaries, as applicable, hold certain personal information about the Participant regarding his employment, the nature and amount of the Participant’s compensation and the fact and conditions of the Participant’s participation in the Plan, including the following information or data of the Participant: Participant’s name, home address, telephone number and e-mail address, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares held in the Company, details of all awards and shares in the Participant’s favor (hereafter: the Personal Data). The Company will respect and comply with applicable data protection laws. The Participant hereby fully consents to the collection, use and transfer, in electronic or other form, within the Company of all Personal Data in the context of the administration of this Plan, both in and outside the Netherlands. Such consent will also be included in the online acceptance procedure, which shall be signed by the Participant for acceptance.

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18.2

The Eligible Employee will be requested during the online acceptance procedure to consent to the processing, collection, recording, organizing, storing and adapting of Personal Data by the Company, third party administrators and advisers, and any other third parties as appointed by the Company involved in the operation and administration of this Plan, but for that purpose only. This may also include transferring such information to countries or territories that fall outside of the European Economic Area and which may not provide the same level of data protection as the European Economic Area or the Eligible Employee’s home country. The Participant acknowledges that this may restrict the Participant’s rights.

18.3

Where Personal Data are sent to third parties (third party administrators and advisers, and any other third parties) sufficient guarantees will be imposed on such third parties contractually binding them to meet the requirements of the GDPR and ensure the protection of the rights of the data subjects. The Participant has the right to request a list with the names and addresses of any potential recipient of the Personal Data by contacting the relevant local HR representative or appointed service coordinator.

18.4

The Participant understands that the Personal Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. The Participant has the right to access and/or correct Personal Data by himself and, if and when necessary, by contacting the relevant local HR representative or appointed service coordinator. The Participant understands that it has the right to request additional information about the storage and processing of the Personal Data, require any necessary amendments to the Personal Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Participant’s relevant local HR representative or appointed service coordinator. The Participant understands, however, that refusing or withdrawing his consent may affect the Participant’s ability to participate in the Plan. For more information on the consequences of refusal to consent or withdrawal of consent, the Participant understands that the Participant may contact his local HR representative or appointed service coordinator.

18.5

The Company has the obligation to take adequate security measures, technical and organizational, to protect the data against loss or unlawful processing. These measures should take into account the state of the art and the costs of the implementation and execution of the measures, as well as ensure an adequate level of protection taking into account the risks involved in the processing and the nature of the Personal Data to be secured.

Article 19 Conflict with Award Statements

In case of a conflict between the provisions of an Award Statement and this Plan, the provisions of the Award Statement shall prevail. Any conflicting or inconsistent term of this Plan shall be interpreted and implemented by the CEO in a manner consistent with the Award Statement.

Article 20 Insider Trading

The Insider Trading Policy may limit the possibility to make Proposed Awards and Awards, transfer or dispose of Shares and other possible transactions with securities. Prior to any sale or transfer of Shares, each Participant shall ensure that he/she has reviewed the Insider Trading Policy as it applies at that time and ensure that you each Participant acts in compliance with the Insider Trading Policy.

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Article 21 Governing law and jurisdiction

21.1	This Plan shall be governed by and shall be construed in accordance with the laws of the Netherlands.

21.2

The Company, Group Companies and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of this Plan, to the exclusive jurisdiction of the courts of Amsterdam.

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